Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement Nos. 333-277003
and 333-277003-01
February 12, 2024

PepsiCo Singapore Financing I Pte. Ltd.
Issuer
PepsiCo, Inc.
Guarantor

Floating Rate Notes due 2027
4.650% Senior Notes due 2027
4.550% Senior Notes due 2029
4.700% Senior Notes due 2034

Issuer:	PepsiCo Singapore Financing I Pte. Ltd. (the “Issuer”), a wholly owned subsidiary of PepsiCo, Inc.
Guarantor:	PepsiCo, Inc. (“PepsiCo”)
Ratings (S&P / Moody’s):	A+ / A1 (Stable Outlook / Stable Outlook)
Trade Date:	February 12, 2024
Settlement Date (T+4):	February 16, 2024
Title of Securities:	Floating Rate Notes due 2027	4.650% Senior Notes due 2027	4.550% Senior Notes due 2029	4.700% Senior Notes due 2034
Guarantee:	The notes will be fully and unconditionally guaranteed on a senior unsecured basis by PepsiCo
Aggregate Principal Amount Offered:	$300,000,000	$550,000,000	$450,000,000	$450,000,000
Maturity Date:	February 16, 2027	February 16, 2027	February 16, 2029	February 16, 2034
Interest Payment Dates:	Quarterly in arrears on each February 16, May 16, August 16 and November 16, commencing May 16, 2024	Semi-annually in arrears on each February 16 and August 16, commencing August 16, 2024	Semi-annually in arrears on each February 16 and August 16, commencing August 16, 2024	Semi-annually in arrears on each February 16 and August 16, commencing August 16, 2024
Benchmark Treasury:	—	4.125% due February 15, 2027	4.000% due January 31, 2029	4.000% due February 15, 2034
Benchmark Treasury Yield:	—	4.262%	4.133%	4.175%
Spread to Treasury:	—	+40 basis points	+45 basis points	+55 basis points
Re-offer Yield:	—	4.662%	4.583%	4.725%
Coupon:	Compounded SOFR plus 0.560%. The interest rate on the Floating Rate Notes due 2027 will in no event be lower than zero	4.650%	4.550%	4.700%

Floating Rate Interest Calculation:	The amount of interest accrued and payable on the Floating Rate Notes due 2027 for each interest period will be calculated by the calculation agent and will be equal to the product of (i) the outstanding principal amount of the Floating Rate Notes due 2027 multiplied by (ii) the product of (a) the interest rate for the relevant interest period multiplied by (b) the quotient of the actual number of calendar days in the relevant Observation Period divided by 360. See “Description of Debt Securities — Floating Rate Notes — Compounded SOFR” in the prospectus	—	—	—
Compounded SOFR:	A compounded average of the daily Secured Overnight Financing Rate (“SOFR”) determined by reference to the SOFR Index for each quarterly interest period in accordance with the specific formula described under “Description of Debt Securities — Floating Rate Notes — Compounded SOFR” in the prospectus	—	—	—
Price to Public:	100.000%	99.967%	99.854%	99.803%

Optional Redemption:	—	Prior to January 16, 2027, make-whole call at Treasury Rate plus 10 basis points; par call at any time on or after January 16, 2027	Prior to January 16, 2029, make-whole call at Treasury Rate plus 10 basis points; par call at any time on or after January 16, 2029	Prior to November 16, 2033, make-whole call at Treasury Rate plus 10 basis points; par call at any time on or after November 16, 2033
Redemption for Tax Reasons:	In the event of developments affecting taxation described in the prospectus under “Description of Debt Securities — Additional Provisions Applicable to Debt Securities Issued Under the PepsiCo Singapore Indenture — Redemption for Tax Reasons,” the Issuer will have the right, at its option, to redeem the notes of a series, in whole but not in part, at any time upon giving prior notice, at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest, to, but excluding, the date of redemption.
Substitution of PepsiCo as Issuer:	PepsiCo has the right, at its option at any time, without the consent of any holders of any series of notes, to be substituted for, and assume the obligations of, the Issuer under any series of the notes that is then outstanding under the indenture if, immediately after giving effect to such substitution, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, has occurred and is continuing (other than a default or event of default that would be cured by such substitution), provided that PepsiCo executes a supplemental indenture in which it agrees to be bound by the terms of each such series of notes and the indenture.
Net Proceeds to the Issuer (Before Expenses):	$299,460,000	$548,828,500	$447,993,000	$447,313,500
Use of Proceeds:	The net proceeds from this offering are intended for PepsiCo’s general corporate purposes, including the repayment of commercial paper.
Day Count Fraction:	Actual/360	30/360	30/360	30/360
CUSIP / ISIN:	713466AE0 / US713466AE09	713466AA8 / US713466AA86	713466AB6 / US713466AB69	713466AD2 / US713466AD26
Minimum Denomination:	$2,000 and integral multiples of $1,000
Joint Book-Running and Joint Lead Managers:	Deutsche Bank AG, Singapore Branch Goldman Sachs (Singapore) Pte. Mizuho Securities (Singapore) Pte. Ltd. Morgan Stanley Asia (Singapore) Pte.
Senior Co-Managers:	Barclays Capital Inc. BBVA Securities Inc. BNP Paribas Securities Corp. HSBC Securities (USA) Inc. TD Securities (USA) LLC
Co-Managers:	RBC Capital Markets, LLC SG Americas Securities, LLC U.S. Bancorp Investments, Inc.

The Issuer expects that delivery of the notes will be made, against payment for the notes, on or about February 16, 2024, which will be the fourth U.S. business day following the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, purchases or sales of securities in the secondary market generally are required to settle within two U.S. business days (T+2), unless the parties to any such transactions expressly agree otherwise. Accordingly, purchasers of notes who wish to trade the notes on the date hereof or on the next succeeding U.S. business day will be required, because the notes initially will settle within four U.S. business days (T+4), to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade on the date hereof or on the next succeeding U.S. business day should consult their own legal and financial advisors.

An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by S&P and Moody’s. Each of the security ratings above should be evaluated independently of any other security rating.

Where interest, discount income, early redemption fee or redemption premium is derived from any of the notes to which this communication relates by any person who is not resident in Singapore and who carries on any operations in Singapore through a permanent establishment in Singapore, the tax exemption available for qualifying debt securities (subject to certain conditions) under the Income Tax Act 1947 of Singapore (the “Income Tax Act”) shall not apply if such person acquires such notes using the funds and profits of such person’s operations through a permanent establishment in Singapore. Any person whose interest, discount income, early redemption fee or redemption premium derived from the notes is not exempt from tax (including for the reasons described above) shall include such income in a return of income made under the Income Tax Act.

Notification under Section 309B of the Securities and Futures Act 2001 of Singapore: The notes are prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

The Issuer and PepsiCo have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer or PepsiCo has filed with the SEC for more complete information about the Issuer, PepsiCo and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank AG, Singapore Branch toll-free at 65-6423-4229, Goldman Sachs (Singapore) Pte. toll-free at 65-6889-1954, Mizuho Securities (Singapore) Pte. Ltd. toll-free at 65-6603-5688 or Morgan Stanley Asia (Singapore) Pte. toll-free at 65-6834-6888.

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